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                                                         THEODORE C. CADWELL, JR
                                                                         PARTNER
                                                                  (612) 343-2160
                                                              FAX (612) 340-8738
                                                          cadwell.ted@dorsey.com

                                November 17, 2006

                                                            VIA EDGAR SUBMISSION

Mr. Russell Mancuso
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

     Re: ATS Medical, Inc.
         Amendment No. 2 to Registration Statement on Form S-3
         Filed October 13, 2006
         File No. 333-129521

Dear Mr. Mancuso:


     On behalf of ATS Medical, Inc., a Minnesota corporation (the "Company"), we transmit herewith for filing via EDGAR Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-3 filed on November 7, 2005 and amended by Amendment No. 1 thereto ("Amendment No. 1") on May 9, 2006 and Amendment No. 2 thereto ("Amendment No. 2") on October 13, 2006 (collectively, the "Registration Statement"). The enclosed Amendment No. 3 has been marked to show changes from Amendment No. 2.


     This letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated October 26, 2006 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

General

     1.   Comment:

     Please update your prospectus to describe any payments or penalties you have or may have to make to the holders of the notes if you have not met the applicable deadlines for the registration of your securities set forth in the registration rights agreement filed as Exhibit 10.3 to your registration statement.

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Securities and Exchange Commission
November 17, 2006
Page 2


     Response:

     As requested, we have updated the prospectus to describe the payments and penalties incurred by the Company as a result of the Company's failure to meet the applicable deadlines with respect to the registration of the securities set forth in the registration rights agreement between the Company and the investors in the securities. See "Description of the Notes - Registration Delay Payments."

     2.   Comment:

     We note the revisions you have made in response to comment 2 from our letter dated June 1, 2006. As requested by comment 2 in our letter dated December 2, 2005, and our subsequent letter dated June 1, 2006, in each instance throughout your prospectus where you refer to the 6% Convertible Senior Notes due October 15, 2006, including at the top of the front outside cover page of your prospectus, please also indicate that the notes are redeemable. Also, please avoid using two shortened titles for the same security like you do in the parenthetical on the prospectus cover.

     Response:

     As requested, we have changed the title of the notes from the "6% Convertible Senior Notes due 2025" to the "6% Convertible Redeemable Senior Notes due 2025." The defined term will be continue to be the "notes," but we have added the term "Redeemable" in each location in the prospectus in which we refer to the full title of the notes.

Fee Table

     3.   Comment:

     We note your response to our prior comment 3. That comment was referring, however, to the additional payment in shares that may be made if you effect an automatic conversion of the notes prior to October 15, 2008, as described under the heading "Addition Payment upon Conversion during the first Three Years" in the prospectus summary. Since there are no intervening preconditions to the implementation of the automatic conversion, it appears that the decision by the investors to acquire the shares in the automatic conversion is made when the notes are purchased. If so, the offering of the shares that could be issued in the event that the automatic conversion is implemented commences with the offering of the notes, and you should revise your registration statement to include the offer of all shares underlying the notes as part of your offer of the notes themselves.

     Response:

     As requested, we have registered an additional 1,189,245 shares, which represents the number of shares of common stock that may be issued upon the automatic conversion of the

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Securities and Exchange Commission
November 17, 2006
Page 3


notes on or prior to October 15, 2008. Under the terms of the notes, if the Company elects to convert the notes on or prior to October 15, 2008, the Company must make an additional payment in cash or, at its election under certain circumstances, shares of common stock with respect to the notes in an amount equal to three full years of interest, less any interest actually paid or provided for prior to the conversion date. To date, one year of interest has been paid on the notes, which means that $120.89 of the $181.33 of interest per $1,000 principal amount of the notes converted remains to be paid. Since the number of $1,000 notes currently outstanding is 22,400, the maximum aggregate incremental payment that must be made is $2,707,936. The terms of the note offering further provide that if the Company elects to pay the additional payment in common stock, the stock must be valued at 95% of the closing price of the stock for the 10 trading days ending on and including the second trading day immediately preceding the conversion date. Because we cannot determine what the trading price of the Company's common stock will be on any future conversion date, we have used 95% of the current 10-day closing average, which is $2.277 per share. Based on this share price and the maximum aggregate incremental payment described above, the total number of incremental shares to be registered is 1,189,245 shares. We have registered these 1,189,245 incremental shares pursuant to this Amendment No. 3.

Your warrants may be subject to resale limitations imposed by the securities laws of some states, page 17

     4.   Comment:

     We note your response to prior comment 5. However, it is unclear how you have provided investors all required information if you have not provided sufficiently specific information for investors to know when they are purchasing securities that they may not be able to resell. Therefore, we reissue the comment. In addition, we note that your current risk factor only refers to resales of the warrants, whereas your disclosure under "Plan of Distribution" continues to indicate that "in some states the notes, warrants or shares of common stock may not be sold...". Please reconcile.

     Response:

     As requested, we have added disclosure regarding the ability of investors to resell their notes, warrants and shares of common stock as well as the conditions under which such resales may be limited by some states.

If we do not receive shareholder approval, page 17

     5.   Comment:

     We note your response to prior comment 6. Please update your risk factor as appropriate.

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Securities and Exchange Commission
November 17, 2006
Page 4


     Response:

     Because the Company received shareholder approval of an increase in the number of shares of common stock authorized by the Company's articles of incorporation from 40,000,000 to 100,000,000 shares in connection with the Company's annual meeting of shareholders on September 25, 2006, we have deleted this risk factor in its entirety.

Risks Related to Uncertain Tax Consequences, page 18

     6.   Comment:

     We note the risk factor you have added in response to prior comment 4. Please expand your risk factor to briefly indicate the material tax consequences that are uncertain and describe the material risks that are presented to your investors as a result of those uncertainties. Also, it is unclear why you limit the risk to the tax consequences of the notes given, for example, your disclosure on page 36 regarding the uncertain tax consequences involving the warrants.

     Response:

     As requested, we have expanded the risk factor entitled "Risks Related to Uncertain Tax Consequences" to indicate the specific material tax consequences that are uncertain and described the material risks to potential investors that result from those uncertainties. We have also briefly described uncertain material tax consequences relating to the warrants and described the potential risks resulting from those uncertainties.

Incorporation by Reference, page 45

     7.   Comment:

     Please note that you should not submit a request to accelerate the effective date of this registration statement until you have included all required information, including the financial information you mention in the Current Report on 8-K filed October 5, 2006. Refer to the Instructions to Item 9 of Current Report on Form 8-K.

     Response:

     We note the Staff's comment with respect to accelerating the effective date of the Registration Statement. As a result, we will not request acceleration of effectiveness of the Registration Statement until after the Company has filed all required financial information on a Current Report on Form 8-K.

                                      * * *

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Securities and Exchange Commission
November 17, 2006
Page 5


     For your convenience, we are sending to your attention three courtesy copies of this letter and marked copies of Amendment No. 3 to the Registration Statement on Form S-3. If you have any questions regarding this letter, please feel free to contact me at (612) 343-2160, or in my absence, Tim Hearn at (612) 340-7802.

                                        Sincerely,


                                        /s/ Theodore C. Cadwell, Jr.
                                        ----------------------------------------
                                        Theodore C. Cadwell, Jr.